Mail Stop 4561

April 20, 2009

Nicole Wright
Chief Executive Officer
310 Holdings, Inc.
9903 Santa Monica Blvd., Suite 406
Beverly Hills, CA 90212

> **Re:** **310 Holdings, Inc.**
> **Form 8-K Filed March 18, 2009**
> **File No. 000-52444**

Dear Ms. Wright:

We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant